12013234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-52600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMC Chicago, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 4300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Khalid Tahiri (312) 244-3321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, Khalid Tahiri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMC Chicago, LLC, as of February 24, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KATIE M TRIMBLE
Notary Public - State of Illinois
My Commission Expires Sep 25, 2015

Signature

Director of Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMC-Chicago, LLC
Statement of Financial Condition

December 31, 2011
Available for Public Inspection

pwc

IMC-Chicago, LLC
Statement of Financial Condition

December 31, 2011
Available for Public Inspection

IMC-Chicago, LLC
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member of IMC-Chicago, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IMC-Chicago, LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 6 to the financial statement, the Company has entered into significant transactions with affiliates.

PricewaterhouseCoopers LLP

February 24, 2012

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	5,416,928
Certificates of deposit		1,096,298
Due from brokers		18,264,105
Securities owned, at fair value		1,646,288,196
Memberships in exchanges, at cost (fair value $2,034,000)		2,179,068
Equipment, hardware and leasehold improvements		
(net of accumulated depreciation and amortization of $12,887,356)		14,289,145
Receivable from affiliate		98,733
Other assets		4,348,637
Total assets	$	1,691,981,110
Liabilities and Member's Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	865,948,225
Due to brokers		646,525,982
Interest and dividends payable, net		1,024,417
Accrued compensation		81,988,221
Payable to affiliate		15,641,771
Accounts payable and accrued expenses		9,270,860
Total liabilities		1,620,399,476
Member's capital		71,581,634
Total liabilities and member's capital	$	1,691,981,110

The accompanying notes are an integral part of the financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), Philadelphia Stock Exchange, International Securities Exchange, NYSE Arca, NASDAQ and the Chicago Mercantile Exchange.

Revenue Recognition

Proprietary securities transactions are recorded on a trade-date basis with realized and unrealized gains and losses reflected in trading gains, net.

Interest and Dividend Income and Expense

Dividends received (paid) on equity securities and exchange traded funds are recognized as income (expense) on the ex-dividend date. Interest income (expense) is recognized on the accrual basis.

Memberships in Exchanges

The Company's exchange memberships, which represent ownership interests in various exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. To the extent the Company owns shares in an exchange that are not required to be held in order to maintain trading rights, these shares are accounted for and presented as securities owned on the statement of financial condition.

Income Tax Status

For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

The Company has analyzed all open tax years of the Parent, as defined by the statutes of limitations, for all major jurisdictions, which include federal and certain states. Years that remain subject to examination include federal from 2008 to present and certain states from 2008 to present. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken and concluded that the ultimate settlement of these positions would not have an effect

on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment and hardware and the lesser of the useful life of the asset or lease term for leasehold improvements.

Certificates of Deposit

Certificates of deposit represent deposits with an original maturity in excess of three months.

Due to and Due from Brokers

Due to and due from brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ significantly from those estimates.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure

requirements in U.S. GAAP and International Financial Reporting Standards. This new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. The guidance is effective for periods beginning after December 15, 2011. Management does not expect adoption of this standard to have a significant impact on the Company's financial statements.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2011 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

Securities owned and securities sold, not yet purchased which are traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Certificates of deposit on the statement of financial condition mature on January 22, 2012 and are held at a reputable financial institution. These deposits are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

All securities held at December 31, 2011 are part of the Company's proprietary trading strategy and are held short-term.

The following table presents securities owned at fair value as of December 31, 2011:

Description	December 31, 2011	Level 1	Level 2	Level 3
Assets:				
Certificates of deposit	$ 1,096,298	$ -	$ 1,096,298	$ -
Equity securities and exchange traded funds	887,289,525	887,289,525	-	-
Options	758,998,671	758,998,671	-	-
Futures (1)	16,803,343	16,803,343	-	-
Total	$ 1,664,187,838	$ 1,663,091,539	$ 1,096,298	$ -
Liabilities:				
Equity securities and exchange traded funds	$ 390,479,505	$ 390,479,505	$ -	$ -
Options	475,468,720	475,468,720	-	-
Total	$ 865,948,225	$ 865,948,225	$ -	$ -

(1) Represents unrealized appreciation on futures which is included net in Due from brokers on the statement of financial condition.

There were no significant transfers of financial instruments between levels 1, 2 and 3 during the year ended December 31, 2011.

3. Derivative and Hedging Activities

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position, results of operations and cash flows. The Company records derivative instruments at fair value with changes in the fair value recognized as trading gains, net in the statement of operations. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the

Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform.

Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying risk exposure as of December 31, 2011. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 758,998,671	$ 475,468,720	3,096,235
Futures	17,654,410	851,067	86,156
Gross fair value of derivative contracts	**$ 776,653,081**	**$ 476,319,787**	**3,182,391**

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in due from brokers on the statement of financial condition. The number of open contracts as of December 31, 2011 approximates the number of outstanding contracts throughout the year.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 4).

4. Risk Management

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options and futures. Settlement of these transactions generally takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

5. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2020. In addition, the Company has entered into an agreement for data communications equipment expiring in 2015. At December 31, 2011, the Company's future minimum rental commitments based upon the terms under its noncancelable operating leases were as follows:

Year ending December 31,	Total
2012	$ 3,990,606
2013	3,003,881
2014	1,450,673
2015	1,186,563
2016	960,755
Thereafter	3,300,554
	$ 13,893,033

The terms of the Company's office space lease require a deposit of $1,000,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,000,000. The letter of credit was initially issued on March 2, 2009 and is extended on an annual basis, unless the financial

institution provides notification indicating otherwise. As of December 31, 2011, the Company has not received such notification and there are no amounts outstanding on the letter of credit. The letter of credit is collateralized by $1,000,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

6. Related Parties

The Company maintains Service Level Agreements and a Software License Agreements with various affiliates. The charges associated with these agreements are reflected in intercompany costs in the statement of operations. The services primarily include the usage of trading infrastructure. In addition, the Company receives services for marketing and communication, and support services

7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 23, 2012, which is the date the financial statements were issued and noted no subsequent events requiring disclosure.

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